Exhibit 99.12

Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

[DATE], 2023

Board of Trustees, HC Capital Trust

Five Tower Bridge, 300 Barr Harbor, 5th Floor

West Conshohocken, PA 19428-2970

Re:	Plan of Reorganization (“Plan”) dated the 14th day of March, 2023, adopted by the Board of Trustees of HC Capital Trust (the "Trust"), a Delaware statutory trust, to provide for the reorganization of its Intermediate Term Municipal Bond II Portfolio (the "Target Portfolio) into its Intermediate Term Municipal Bond Portfolio (the "Acquiring Portfolio”)

Ladies and Gentlemen:

You have requested our opinion as to certain federal income tax consequences of the Reorganization, which will consist of, as more fully described in the Plan: (i) all Assets of the Target Portfolio being transferred and conveyed by the Target Portfolio to the Acquiring Portfolio and assumed by the Acquiring Portfolio, such that at and after the Effective Time of the Reorganization the Assets of the Target Portfolio will become and be the Assets of the Acquiring Portfolio; (ii) the Acquiring Portfolio contemporaneously issuing to the Target Portfolio full and fractional HC Strategic and HC Advisors shares, as applicable, of the Acquiring Portfolio in exchange for the transfer of the Assets of the Target Portfolio; and (iii) the Target Portfolio liquidating, at the Effective Time of the Reorganization, and making a liquidating distribution to the holders of its HC Strategic or HC Advisors Shares of HC Strategic and HC Advisors shares, respectively, of the Acquiring Portfolio, such that the number of shares of the Acquiring Portfolio that are distributed to a shareholder of the Target Portfolio will have an aggregate net asset value equal to the aggregate net asset value of the shares of the Target Portfolio that are outstanding immediately prior to the Effective Time of the Reorganization. Capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Agreement.

Philadelphia, PA • Harrisburg, PA • Malvern, PA • Cherry Hill, NJ • Wilmington, DE • Washington, DC • New York, NY • Chicago, IL

A Pennsylvania Limited Liability Partnership

Board of Trustees, HC Capital Trust

[DATE], 2023

In rendering our opinion, we have reviewed and relied upon: (a) a copy of the executed Plan, dated the 14th day of March, 2023; (b) the Proxy Statement/Prospectus provided to shareholders of the Target Portfolio dated April 28, 2023; (c) certain representations concerning the Reorganization made to us by the Trust, on behalf of the Portfolios (the “Representation Letter”); (d) all other documents, financial and other reports and corporate minutes we deemed relevant or appropriate; and (f) such statutes, regulations, rulings and decisions as we deemed material in rendering this opinion.

For purposes of this opinion, we have assumed that each Portfolio on the Closing Date of the Reorganization satisfies, and immediately following the Closing Date of the Reorganization, the Acquiring Portfolio will continue to satisfy, the requirements of Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), for qualification as a regulated investment company.

Based on the foregoing, and provided the Reorganization is carried out in accordance with the applicable laws of the State of Delaware, the terms of the Plan and the statements in the Representation Letter, it is our opinion that for federal income tax purposes:

1.                  The acquisition by the Acquiring Portfolio of the assets of the Target Portfolio in return for shares of the Acquiring Portfolio and the assumption by the Acquiring Portfolio of the liabilities of the Target Portfolio followed by the distribution of those shares to the Target Portfolio shareholders will constitute a "reorganization" within the meaning of Section 368(a)(1) of the Code, and each of the Acquiring Portfolio and the Target Portfolio will be "a party to the reorganization" within the meaning of Section 368(b) of the Code.

2.                  The Target Portfolio will recognize no gain or loss upon the transfer of its assets and liabilities to the Acquiring Portfolio.

3.                  The Acquiring Portfolio will recognize no gain or loss upon the receipt of the assets of the Target Portfolio in exchange for Acquiring Portfolio shares and the assumption of the liabilities of the Target Portfolio.

4.                  No gain or loss will be recognized by the Acquired Portfolio upon the distribution of Acquiring Portfolio shares to its respective shareholders in liquidation of the Acquired Portfolio (in pursuance of the Plan).

5.                  No shareholder of the Target Portfolio will recognize gain or loss upon the receipt of Acquiring Portfolio shares in exchange for Target Portfolio shares.

Board of Trustees, HC Capital Trust

[DATE], 2023

6.                  Each shareholder of the Target Portfolio will obtain an aggregate tax basis in the Acquiring Portfolio shares received in the exchange equal to the shareholder's aggregate tax basis in the Target Portfolio shares exchanged.

7.                  The tax basis of the assets of the Target Portfolio received by the Acquiring Portfolio will be the same as the tax basis of those assets to the Target Portfolio immediately before the transfer.

8.                  The holding period of Acquiring Portfolio shares received by each shareholder of the Target Portfolio (including fractional shares to which they may be entitled) will include the holding period of the corresponding Target Portfolio shares exchanged by that shareholder, provided that at the time of the exchange the Target Portfolio shares were held by that shareholder as capital assets.

9.                  The holding period of the Acquiring Portfolio for the assets of the Target Portfolio transferred to it will include the period during which those assets were held by the Target Portfolio.

10.                  The Acquiring Portfolio will succeed to and take into account as of the date of the transfer (as defined in Section 1.381(b)-1(b) of the regulations issued by the United States Treasury (“Treasury Regulations”)) the items of the Acquired Portfolio described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the Treasury Regulations.

Notwithstanding anything to the contrary herein, we express no opinion as to the effect of the Reorganization on the Target Portfolio, the Acquiring Portfolio or any Target Portfolio shareholder with respect to any asset (including without limitation any stock held in a passive foreign investment company as defined in Section 1297(a) of the Code or any contract described in Section 1256(b) of the Code) as to which any unrealized gain or loss is required to be recognized for federal income tax purposes at the end of a taxable year (or on the termination or transfer thereof) regardless of whether such transfer would otherwise be a non-taxable transaction under the Code.

Our opinion is based upon the Code, the applicable Income Tax Regulations, the present positions of the Internal Revenue Service (the “Service”) as are set forth in published revenue rulings and revenue procedures, present administrative positions of the Service, and existing judicial decisions, all of which are subject to change either prospectively or retroactively. We do not undertake to make any continuing analysis of the facts or relevant law following the date of the Reorganization.

Board of Trustees, HC Capital Trust

[DATE], 2023

Our opinion is conditioned upon the performance by the Target Portfolio and the Acquiring Portfolio, of the undertakings in the Plan and the Representation Letter. Except as expressly set forth above, we express no other opinion to any party as to the tax consequences, whether federal, state, local or foreign, with respect to (i) the Reorganization or any transaction related to or contemplated by such Reorganization (or incident thereto) or (ii) the effect, if any, of the Reorganization on any other transaction and/or the effect, if any, of any such other transaction on the Reorganization.

We hereby consent to the use of this opinion as an exhibit to the registration statement of the Acquiring Portfolio on Form N-14, and any amendments thereto, covering the registration of Acquiring Portfolio shares under the Securities Act of 1933, as amended, to be issued in the Reorganization.

Very truly yours,

STRADLEY RONON STEVENS & YOUNG, LLP